HIVE Blockchain Provides Update on February 2022 Production and At-The-Market Offering and Conclusion of Canadian At-The-Market Offering

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its amended and restated short form base shelf prospectus dated January 4, 2022.

Vancouver, British Columbia--(Newsfile Corp. - March 8, 2022) - HIVE Blockchain Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: HBF) (the "Company" or "HIVE") is pleased to announce the production figures from the Company's global Bitcoin and Ethereum mining operations for the month of February 2022, with a BTC HODL balance of 2,374 Bitcoin as of February 28, 2022. The Company is also providing an update on its at-the-market offering, and conclusion of the Canadian at-the-market agreement.

To clarify the Company's recent press release of March 7, 2022, our planned 100 megawatt Texas facilities with Compute North could operate up to 4.0 Exahash per second of new generation ASIC miners.

February 2022 Production Figures

HIVE is pleased to announce its February 2022 production figures and mining capacity:

  244.4 BTC Produced
  1.9 Exahash of Bitcoin mining capacity
  1,814 ETH Produced
  Increased Ethereum mining capacity from 4.56 to 4.88 Terahash during February HODL position grows to 2,374 BTC

Frank Holmes, Executive Chairman of HIVE stated, "We are pleased to report HIVE has maintained its strong Bitcoin hashing power through the month of February even as the network difficulty rose. In February we produced an average of 8.7 BTC per day, and note that as of today, we are producing approximately 8.8 BTC a day."

Aydin Kilic, President & COO of HIVE noted, "We continue to strive for operational excellence, ensuring that as we scale our hashrate as a company we also optimize our uptime, to ensure ideal Bitcoin and Ethereum output figures. Mr. Kilic continued, "We also would like to provide an update on the BTC and ETH equivalency, where one can equate value of the coins produced daily. As such the ETH that HIVE produced during the month of February, equated on a daily basis, is approximately equal to a monthly total of 132.6 BTC, which we refer to as Bitcoin equivalent or BTC equivalent. This is in addition to the 244.4 BTC produced from our Bitcoin mining operations during February, for a total of 377.1 Bitcoin equivalent."

The Company's total Bitcoin equivalent production in February 2022 was:

  377.1 BTC Equivalent Produced
  13.5 BTC Equivalent produced per day on average

  2.84 Exahash of BTC Equivalent Hashrate (BTC hashrate plus equivalent ETH Hashrate as of February 28)

Update on Network Mining Difficulty and Winter Energy Markets

The Bitcoin network difficulty increased as much as 5% and similarly the Ethereum network difficulty was stable during the month of February. These factors impact our gross profit margins.

For the second consecutive month, in February our production would have been slightly higher than actuals, if not for the continuing curtailment of energy during the month under our agreement with Quebec Hydro. This seasonal curtailment continued to affect numerous crypto-mining companies operating in Quebec, along with HIVE. In addition, in New Brunswick we continued to experience, as expected, a temporary seasonal rise in energy prices.

At-the-Market Offering

Pursuant to the ATM Equity Program, as required pursuant to National Instrument 44-102 - Shelf Distributions and the policies of the TSX Venture Exchange ("TSXV"), the Company announces that, during its third quarter ended December 30, 2021, it has issued an aggregate of 3,513,500 common shares (the "ATM Shares") over the TSX-V, for aggregate gross proceeds to the Company of C$15,120,113. The ATM Shares were sold at prevailing market prices, for an average price per ATM Share of C$4.30. Pursuant to the Equity Distribution Agreement associated with the ATM Equity Program (the "EDA"), a cash commission of US$365,028 on the aggregate gross proceeds raised was paid to the agent in connection with its services under the EDA during the third quarter ended December 30, 2021.

Pursuant to the EDA, the Company may, from time to time, sell up to US$100 million of common shares in the capital of the Company. The Company intends to use the net proceeds of the ATM Equity Program, if any, principally for general corporate and working capital requirements, funding ongoing operations, to repay indebtedness outstanding from time to time, to complete future acquisitions, or for other corporate purposes.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States or in any jurisdiction where the offer, sale or solicitation would be unlawful. The Common Shares referred to in this news release may not be offered or sold in the United States absent registration or an applicable exemption from registration.

Conclusion of At-the-Market Offering

HIVE announces conclusion of its previously announced "at-the-market" equity offering program (the "ATM Program") with Canaccord Genuity Corp. as sole agent. The termination of the ATM Program is effective as of March 8, 2022. The ATM Program was established on February 2, 2021, allowing the Company to issue and sell up to US$100 million aggregate amount of common shares of the Company to the public from time to time, at the Company's discretion. As of the date of this announcement, HIVE has sold 27,236,000 common shares under the ATM Program for aggregate gross proceeds of US$99,499,217.

Darcy Daubaras, CFO of HIVE said, "I would like to thank Canaccord and especially their traders for doing an excellent job on our Canadian ATM offering over the past year. Though their assistance and dedication we were able to work together to raise funds at an average share price which is above current market prices." Mr. Daubaras continued, "We are looking forward to an ongoing relationship with Canaccord who are seen as leaders in the Canadian marketplace."

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, business goals and objectives of the Company; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; seasonal curtailment and increase in the cost of electricity; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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